Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF TILE SHOP HOLDINGS, INC.

Pursuant to Section 242 of the Delaware General Corporation Law, Tile Shop Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: Article FIFTH of the Certificate of Incorporation of the Corporation, as amended, is hereby amended by adding the following new paragraph at the end thereof:

“Upon the effectiveness of the Certificate of Amendment of this Certificate of Incorporation, as amended, containing this sentence (the “Effective Time”), each 2,000 to 4,000 shares of the common stock, par value $.0001 per share, of the Corporation issued and outstanding or issued and held in the treasury of the Corporation immediately prior to the Effective Time (the “Old Common Stock”) shall automatically, without any action on the part of the holders of the Old Common Stock, be reclassified, changed and combined into one share of common stock, par value $.0001 per share, of the Corporation (the “New Common Stock”), the exact ratio within the 2,000-4,000 range to be determined by the Board of Directors of the Corporation and publicly announced by the Corporation (“Reverse Stock Split” and such number within the 2,000-4,000 range selected to determine such ratio, the “Minimum Number”); provided that no fractional shares or interests shall be issued to any holder who immediately prior to the Effective Time holds fewer than the Minimum Number of shares of Old Common Stock (any such holder, a “Cash Out Stockholder”), and that instead of issuing such fractional shares or interests, the Corporation shall, pursuant to Section 155(2) of the Delaware General Corporation Law, pay in cash the fair value of such fractions of a share or interest as of the Effective Time, which the Board of Directors has determined to be the applicable fractional amount multiplied by $6.60. It is the intention and purpose of this paragraph for the persons who would otherwise be holder(s) of fractional shares or interests to be dealt with consistent with Applebaum v. Avaya, Inc., 812 A.2d 880 (Del. 2002), such that a beneficial owner who held shares of Old Common Stock in street name through a nominee (such as a bank or broker) immediately prior to the Effective Time will be treated in the same manner as shareholders whose shares of Old Common Stock are registered in their names immediately prior to the Effective Time, and nominees will be instructed to effect such treatment for their beneficial holders, and this paragraph shall be interpreted, applied and construed to that effect.”

SECOND: On December 3, 2025, the Board of Directors of the Corporation determined that each 3,000 shares of the Old Common Stock issued and outstanding or issued and held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be reclassified and combined into one validly issued, fully paid and non-assessable share of New Common Stock. The Corporation publicly announced this ratio on December 3, 2025.

THIRD: This Certificate of Amendment shall be effective as of 5:01 P.M. New York Time on December 15, 2025.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on the date set forth below.

TILE SHOP HOLDINGS, INC.

Date: December 15, 2025	By:	/s/ Cabell Lolmaugh
Name:	Cabell Lolmaugh
Title:	Chief Executive Officer